Filed by Flextronics International Ltd. pursuant to Rule 425
Under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Solectron Corp.
Commission File No. of Subject Company: 001-11098
     The following slide presentation was used during a joint press conference and webcast conducted by Flextronics and Solectron on June 4, 2007.

Combined Flextronics and Solectron Investor and Analyst Call Presentation June 4, 2007

Michael McNamara - Chief Executive Officer Flextronics Tom Smach - Chief Financial Officer Flextronics Paul Tufano - Executive Vice President, Interim Chief Executive Officer Solectron Today's Presenters

Forward Looking Statements and Risks (and other important information) Forward-Looking Statements This presentation contains forward-looking statements within the meaning of federal securities laws. These forward-looking statements contain information regarding, among other things, the expected timing for completing the acquisition of Solectron by Flextronics, the expected synergies and benefits to the combined company and its customers from the acquisition, the impact of the acquisition on Flextronics earnings per share, the ability of Flextronics to successfully integrate the businesses of the combined company, projected revenue and earnings and related growth and other statements regarding the anticipated future performance of the combined company and the industry in which it operates. These forward-looking statements are based on current assumptions and expectations and involve risks and uncertainties that could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks include the possibility that the acquisition may not be completed as planned or at all, difficulties or delays in obtaining regulatory or shareholder approvals for the proposed transaction, the possibility that the revenues, cost savings, growth prospects and any other synergies expected from the proposed transaction may not be fully realized or may take longer to realize than expected, that growth in the EMS business may not occur as expected or at all, the dependence of Flextronics the combined company on industries that continually produce technologically advanced products with short life cycles, the ability of the combined company to respond to changes and fluctuations in demand for customers' products and the short-term nature of customers' commitments, and the other risks affecting Flextronics, Solectron and the combined company as described in the section entitled "Risk Factors" in the joint proxy statement/prospectus to be provided to Flextronics and Solectron's shareholders, as well as those described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in their quarterly and annual reports and other filings made by Flextronics and by Solectron with the U.S. Securities and Exchange Commission. The forward-looking statements in this presentation are based on current expectations and neither Flextronics nor Solectron assumes any obligation to update these forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these forward-looking statements. Additional Information and Where to Find it: In connection with the proposed merger, Flextronics intends to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that will contain a Joint Proxy Statement/Prospectus. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available because they will contain important information about Flextronics, Solectron and the proposed merger. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents filed with the SEC, may be obtained free of charge at the SEC's web site www.sec.gov. In addition, investors and security holders may obtain a free copy of other documents filed by Flextronics or Solectron by directing a written request, as appropriate, to Solectron at 847 Gibraltar Drive, Milpitas, CA 95035, Attention: Investor Relations, or to Flextronics U.S. offices at 2090 Fortune Drive, San Jose, CA 95131, Attention: Investor Relations. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation: Flextronics, Solectron and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus referred to above. Additional information regarding the directors and executive officers of Flextronics is also included in Flextronics's proxy statement (Form DEF 14A) for the 2006 annual general meeting of Flextronics shareholders, which was filed with the SEC on July 31, 2006. This document is available free of charge at the SEC's website (www.sec.gov) and by contacting Flextronics Investor Relations at Flextronicsinvestorrelations@flextronics.com. Additional information regarding the directors and executive officers of Solectron is also included in Solectron's proxy statement (Form DEF 14A) for the 2007 annual stockholders meeting of Solectron, which was filed with the SEC on December 4, 2006. This document is available free of charge at the SEC's website (www.sec.gov) and by contacting Solectron at 847 Gibraltar Drive, Milpitas, CA 95035, Attention: Investor Relations.

Strategic Rationale Establishes clear leadership in the global EMS industry Creates most diversified EMS company across end- markets, customers, capabilities, and locations Significant benefit to customer competitiveness More innovation Lower costs Substantial synergies driven by clear, achievable cost opportunities Substantial experience in large scale integration of global operations

Creating a Global Supply Chain Leader Creates a $30+ billion vertically integrated EMS company Operating in 35 countries Approximately 200,000 employees, including 4,000 design engineers Diversified Blue Chip Customer Base Leader in Consumer & Mobile Electronics Diversified / Global Platform Leader in High End Computing & Communications Market Strong Financial Profile & Balance Sheet World Class After-Market Support & Repair Services Superior Design & ODM Offering Leading Vertical Integration Capabilities

Complementary Strategic Fit Design and ODM Vertical Integration Assembly Packaging Build to Order Configure to Order Logistics After-Market Support / Repair Enhanced Capabilities: High-end BTO/CTO After-market sales & service support The combination of Flextronics and Solectron will enable us to better serve our customers as we provide a broad range of services across a larger global network. End-to-End Customer Solution

Transaction Overview Total consideration valued at approximately $3.6B This represents a one-day cash and stock premium of approximately 15% and 20%, respectively, over the closing price of $3.37 on June 1, 2007 Transaction subject to shareholder and regulatory approvals Target closing by year-end 2007 Flextronics International, Ltd. ("Flextronics"), to acquire 100% of outstanding shares of Solectron Transaction Consideration Timeline Financing Citigroup Global Markets Inc. has committed to provide Flextronics with a $2.5 billion seven-year senior unsecured term loan to fund the cash requirements for this transaction (including the refinancing of Solectron's debt, if required)

Each share of Solectron's common stock will be converted into the right to receive, at the election of Solectron shareholders, either, but not a combination of: 1) 0.3450 shares of Flextronics' shares, OR 2) A cash payment of $3.89 per share Shareholder election is subject to consideration within the band ranging from 50% cash / 50% stock to 30% cash / 70% stock As a result, not more than 70% and not less than 50% of Solectron shares can be converted into 0.3450 shares of Flextronics and not more than 50% and not less than 30% of Solectron shares can be converted into cash. (Solectron had approximately 909.2 million shares outstanding as of 3/2/07) Citigroup Global Markets Inc. has committed to provide Flextronics with a $2.5 billion seven-year senior unsecured term loan to fund the cash requirements for this transaction (including the refinancing of Solectron's debt, if required) Following the transaction, Solectron shareholders will own approximately 20- 26% of the combined company's outstanding shares Consideration Structure

Based upon the transaction structure, the range of cash to be paid and shares to be issued by Flextronics is: Range of Cash to be Paid and Shares to be Issued Note: Based on offer of $3.89 per share of Solectron in cash or 0.3450 Flextronics shares per share of Solectron in stock. Market value as of June 1, 2007 (Flextronics stock price of $11.70).

Cost Synergies Corporate Sales & Marketing Vertical Integration Capacity Rationalization Indirect Manufacturing Costs IT At least $200 million of after-tax synergies exist in general operating expense reduction, vertical integration, IT systems integration, capacity rationalization and manufacturing cost reductions. $200M After-Tax Savings per Year

Cash Synergies from Improved Working Capital Flextronics Solectron Days Sales Outstanding 36 Days 45 Days Days Payable Outstanding 74 Days 60 Days Days in Inventory 53 Days 56 Days Cash Cycle 15 Days 41 Days Reducing Solectron's Cash Cycle by: 10 days could generate ~$300M 15 days could generate ~$450M 20 days could generate ~$600M Cash Cycle Comparison Improving working capital management should be a large source of cash for the combined company. Note: Based on Solectron filings for the quarter ended March 2, 2007 and Flextronics Earnings Presentation for its Fourth Quarter and Fiscal Year Ended March 31, 2007.

Cash Synergies from Reducing Combined CapEx Rationalization of Assets Significant reduction in planned capital expenditures Estimated savings of $450M during FY2009- FY2011 Increased ROA Increased ROIC The combined company will be able to reduce the total fixed asset base and significantly reduce future CapEx plans by redeploying redundant equipment realized through asset rationalization. Note: Pro Forma Combined PP&E based on reported figures for March 2, 2007 (Solectron) and March 31, 2007 (Flextronics). Dollars in millions.

Pro Forma Balance Sheet and Capital Structure Financing reflects the utilization of a $2.5 billion seven-year senior unsecured term loan commitment

Diversification of Customer Base An acquisition of Solectron allows Flextronics to diversify business with existing customers while adding new top-tier customers to its portfolio. Flextronics will be gaining significant exposure to IBM, Alcatel/Lucent and HP's medium and high-end servers. Top Ten: > 60% Only Sony Ericsson > 10%

Pro Forma Revenues by Segment Note: Data represents last quarter (March 2007) annualized as per company filings. Over $30 billion of combined company revenues, well- diversified across target segments. Pro Forma